ROPES & GRAY LLP
PRUDENTIAL TOWER 800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Vapotherm, Inc.

100 Domain Drive

Exeter, NH 03833

Attn: Joseph Army

Chief Executive Officer

(603) 658-0011

October 25, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4720 Attention: Tom Jones Amanda Ravitz

Re:	Vapotherm, Inc. – Registration Statement on Form S-1 (File No. 333-227897)

Dear Mr. Jones and Ms. Ravitz,

On behalf of Vapotherm, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 9 contained in the letter dated September 21, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Joseph Army, the Company’s Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-227897 (the “Registration Statement”) that was filed with the Commission. The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY VAPOTHERM, INC.

On behalf of the Company, we advise you as follows:

9.

Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented. Additionally, provide to us the underlying common stock share price of the equity instruments issued and progressively bridge for us the fair value per share determinations used for each option grant during the six months ended June 30, 2018 and subsequent to June 30, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: The Company advises the Staff that it previously disclosed the methodologies and underlying assumptions that the Company’s board of directors utilized in determining the fair value of its common stock underlying its equity instruments in the Registration Statement. The Company supplementally advises the Staff that, based on discussions with the Company’s board of directors and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[***] to $[***] per share (before giving effect to a reverse stock split, expected to be one for 15 that the Company plans to implement prior to effectiveness of the Registration Statement) (the “Preliminary Price Range”), considering information currently available and current market conditions. The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range).

The Company’s final price range has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The Company notes that, as is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

CONFIDENTIAL TREATMENT REQUESTED BY VAPOTHERM, INC.

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

•	the Company’s belief that the public trading market would remain receptive to companies in the medical device industry; and

•	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes that the difference in value reflected between the high end of the Preliminary Price Range and the determination of the fair value of the Company’s common stock on September 30, 2018 of $0.75 per share (before giving effect to a reverse stock split, expected to be one for 15 that the Company plans to implement prior to effectiveness of the Registration Statement) is primarily the result of the following events and circumstances:

•	The Preliminary Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s common stock, resulting in an increased common stock valuation.

•

The conversion of all outstanding shares of the Company’s preferred stock into common stock upon completion of the offering, thus eliminating the superior rights and preferences of the Company’s preferred stock as compared to the Company’s common stock.

•

On October 9, 2018, the Company issued a press release announcing that the U.S. Food and Drug Administration granted the Company’s latest version of the Precision Flow product, the Precision Flow Hi-VNI™ system, a new product category and code and an expanded indication.

•

The Company has made progress toward the full commercial launch of the Precision Flow Hi-VNI system since September 30, 2018. In particular, beginning in early October 2018, the Company began selling the Precision Flow Hi-VNI product in a limited number of markets.

•

In October 2018, the Company began accelerating development of a module that could simplify and automate adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on continuously monitoring the patient’s oxygen.

In conclusion, the Company respectfully submits that the difference between the valuation as of September 30, 2018 and the Preliminary Price Range is reasonable. In light of the proposed IPO, if it were determined that the actual fair values were equal to the high end of the Preliminary Price Range rather than the fair values that were utilized, the Company believes that any resulting increase in common stock compensation expense would not be material to the Company’s results of operations, as only 85,000 options to purchase the Company’s common stock with an exercise price equal to $0.75 per share, the fair value of the Company’s common stock on September 30, 2018, were granted subsequent to September 30, 2018.

Because of the financially sensitive nature of the Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a

CONFIDENTIAL TREATMENT REQUESTED BY VAPOTHERM, INC.

separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to the Company pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY VAPOTHERM, INC.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7309.

Sincerely,

/s/ Steven A. Wilcox

Steven A. Wilcox

cc:	Joseph Army (Vapotherm, Inc.)

CONFIDENTIAL TREATMENT REQUESTED BY VAPOTHERM, INC.